January 3, 2006


Mr. Donald J. Gallagher
Chief Financial Officer
Cleveland-Cliffs Inc.
1100 Superior Avenue
Cleveland, Ohio  44114-2589




	Re:	Cleveland-Cliffs Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed February 22, 2005
      Response Letter Dated December 20, 2005
      File No. 1-08944




Dear Mr. Gallagher:

      We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments

Form 10-K for the Fiscal Year Ended December 31, 2004

Statement of Consolidated Cash Flows, page 59

1. We have considered your response to our prior comment number two.
Please disclose the following with regard to your trading securities in future filings:

* The portion of trading gains and losses for the period that related to trading securities still held at the reporting date, as required by Statement of Financial Accounting Standards (SFAS) Number 115, paragraph 21(e).

* Quantitative and qualitative disclosures about market risk with regard to instruments entered into for trading purposes, as required by Regulation S-K, Item 305(a).

* The disclosures for marketable securities required by Regulation
S-X, Rule 5-02(2).

* It appears that cash inflows and outflows from your trading securities should be reported on a gross basis in your Statement of
Cash Flows.  Refer to SFAS 102, paragraph 29.

* Additional discussion with regard to your trading securities to enable investors and other users to assess your financial condition and future cash flows from operations, as required by Regulation S-K
Item 303(a) and Financial Reporting Codification Section 501.01 and
501.13.b.1. In particular, address your trading objectives and describe in greater detail the types of securities you are trading.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 You may contact Gary Newberry at (202) 551-3761, or Sandra Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202) 551- 3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief
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Mr. Donald J. Gallagher
Cleveland-Cliffs Inc.
January 3, 2006
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
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